CRT CAPITAL GROUP LLC
                                262 HARBOR DRIVE
                               STAMFORD, CT 06902

                                 March 20, 2006


VIA EDGAR AND FACSIMILE (202) 772-9206
--------------------------------------

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC  20549
Attention: John Zitko

Re:      North American Insurance Leaders, Inc.
         Registration Statement on Form S-1 (File No. 333-127871)

Dear Mr. Zitko:

         In connection with the above-referenced Registration Statement, on behalf of the Underwriters, we wish to advise you that the Underwriters request that the above-referenced Registration Statement be accelerated so that the same will become effective at 3:30 p.m. New York City time, on March 21, 2006, or as soon thereafter as practicable.

         In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, and that in compliance therewith, we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder. We further confirm that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses. Please be advised that the undersigned has effected approximately the following distribution of the copies of the Preliminary Prospectus filed with the Securities and Exchange Commission (the "Commission") on January 4, 2006:

         10       to Prospective Underwriters
         1,350    to Securities Dealers
         1,800    to Institutions
         15       to Individuals

Further, we distributed the following copies of the Preliminary Prospectus filed with the Securities and Exchange Commission on February 28, 2006:


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Securities and Exchange Commission
March 20, 2006
Page 2




         2,100    to Prospective Underwriters
         1000     to Securities Dealers
         1,800    to Institutions
         15       to Individuals

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the Underwriters.

                                             Sincerely,

                                             CRT CAPITAL GROUP LLC



                                             By:      /s/ Francis Carr
                                                --------------------------
                                             Name:    Francis Carr
                                             Title:   Managing Director